SECURITIES AND EXCHANGE COMMISION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d) (4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.     )
ATLAS AMERICA PUBLIC #9 Ltd.
(Name of Subject Company)
ATLAS AMERICA PUBLIC #9, Ltd.
(Name of Persons Filing Statement)
Units of Limited Partnership Interest
(Title of Class of Securities)
NONE
(CUSIP Number of Class of Securities)

Freddie Kotek
c/o Atlas Resources LLC
712 Fifth Avenue, 10th Floor
New York, NY 10019
(212) 974-1708
(Name, address and telephone numbers of person authorized to receive noticed and communications on behalf of the persons filing statement)
Copies to:
J. Baur Whittlesey
Ledgewood
1900 Market Street, Suite 750
Philadelphia, PA 19103
(215) 731-9450

Item 1. Subject Company Information
(a) Name and address.
     The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates is Atlas America Public #9 Ltd., a Pennsylvania limited partnership. Unless otherwise specified or indicated by context, the “Partnership” and similar references refer to Atlas America Public #9 Ltd. The principal executive offices of the Partnership are located at 1550 Coraopolis Heights Road, 2nd Floor, Moon Township, PA 15108, and its telephone number is (412) 262-2830.
(b) Securities.
     The subject class of equity securities is the Partnership’s Units of Limited Partnership Interest (“Units”). As of June 16, 2008, there were 1,498 Units outstanding.
Item 2. Identity and Background of Filing Person
(a) Name and address.
     The Partnership is filing this statement. The information about the Partnership’s address and telephone number in Item 1, above, is incorporated herein by this reference.
(b) Tender offer.
     This statement relates to the tender offer (the “Offer”) by SCM Special Fund, LLC, MPF Badger Acquisition Co., LLC, MPF DeWaay Premier Fund 4, LLC, Sutter Opportunity Fund 4, LLC, MPF Senior Note Program II, LP, MP Value Fund 8, LLC, and Mackenzie Patterson Fuller, L.P. (collectively, “Bidders”) to purchase up to 300 Units of Limited Partnership Interest (“Units”) of the Partnership at a price (the “Offer Price”) of $2,700 per Unit, less the amount of any distributions declared or made with respect to the Units between June 3, 2008 (the “Offer Date”) and July 18, 2008 or such other date to which the Offer may be extended (the “Expiration Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase (“Offer to Purchase”), dated June 3, 2008, and the related Letter of Transmittal as set forth in Bidders’ Tender Offer Statement on Schedule T0 (“Schedule TO”), filed with the Securities and Exchange Commission on June 3, 2008.
     According to the Offer to Purchase, the address of the principal executive offices of each of the Bidders is 1640 School Street, Moraga, California 94556.
Item 3 Past Contracts, Transactions, Negotiations and Agreements
     Before receipt of a copy of Bidders’ Schedule TO, there have been no contracts, transactions, negotiations or agreements between Bidders or their respective executive officers, directors or affiliates, and the Partnership, its managing general partner Atlas Resources LLC (the “General Partner”), the executive officers and directors of the General Partner or any affiliates of the Partnership or the General Partner. There are no arrangements, agreements or understandings between the Partnership or its affiliates and the Bidders or their affiliates, except that, pursuant to Rule 14d-5 under the Securities Exchange Act of

1934, as amended, the Partnership has elected the mailing option provided by Rule 14d-5(b).
Item 4 Solicitation or Recommendation
(a) Solicitation or Recommendation.
     The Partnership, together with its General Partner, have analyzed the Offer to Purchase and, for the reasons set forth below, have determined that the Offer to Purchase is not in the best interests of the limited partners of the Partnership.
     THE PARTNERSHIP RECOMMENDS THAT ITS LIMITED PARTNERS REJECT THE OFFER TO PURCHASE AND NOT TENDER THEIR UNITS FOR PURCHASE BY BIDDERS.
(b) Reasons
     The Partnership bases its recommendation on the following:
     The price offered per Unit is only 4.04 times distributions over the past four quarters. For the four quarters ended April 30, 2008, the Partnership has paid cash distributions of $668.07 per Unit. The purchase price offered by Bidders is approximately 4.04 times the amount of those distributions. The Partnership believes that, over the expected life of the Partnership, the limited partners will receive significantly more than the price per Unit offered by Bidders through distributions made by the Partnership. In this regard, the Partnership believes you should particularly note Bidders’ candid statement in their Offer to Purchase that they are making their offer “with the intention of making a profit” and that they have set their price with the motive of establishing “the lowest price which might be acceptable to Unit holders consistent with the [Bidders’] objectives.”
     The price offered per Unit is less than even Bidders’ estimate of liquidation value. Bidders concede that their offer of $2,700 per Unit is less than the $3,282.67 per unit that they calculate is the liquidation value of a Unit. Moreover, as discussed in the next paragraph, their valuation is based in part upon the Partnership’s reserve report that uses natural gas and oil prices at December 31, 2007 — prices which are significantly less than the Partnership’s current pricing environment. As a result, the Partnership believes that Bidders’ offer price is based upon reported asset values that are unreflective of, and significantly lower than current asset values.
     The price offered per Unit does not reflect recent increases in natural gas prices. Bidders state that they have based the price they are offering per Unit in part on the Partnership’s reserve report information contained in its Annual Report on Form 10-K for the year ended December 31, 2007. This report reflects a standardized estimate of future net cash flows from proved reserves using year-end 2007 market prices, which were $7.64 per thousand cubic feet (“mcf”) of natural gas in the Partnership’s region of operation and $90.37 per barrel (“bbl”) of oil. The prices used in the report to calculate asset value are significantly less than both market prices and prices giving effect to the Partnership’s hedges in place. At May 30, 2008, the market price of natural gas in the region of the Partnership’s operation was $12.70 per mcf and the price of oil was $127.35 per bbl; the Partnership has hedged approximately 64% of its natural gas production over the next three years at an average price of $9.35 per mcf.
     A sale of your Units will likely have adverse federal income tax consequences to you. The Partnership believes that sale of your Units to Bidders will likely have adverse federal income tax consequences to you that will significantly reduce the after tax cash proceeds of Bidders’ offer to you. In particular:
•	You will likely have a gain for federal income tax purposes even though you will be receiving less if you accept the offer than what you paid for your Units. Moreover, in all likelihood, you will be subject to tax on that gain at ordinary income tax rates rather than more favorable capital gains rates. This results from deductions you have received in prior years from intangible drilling costs, accelerated depreciation on well equipment and statutory depletion which have reduced your tax basis in your Units. Under the Internal Revenue Code, if you sell your Units the amount of your gain (the excess of the price you receive over your tax basis) is “recaptured” as ordinary income to the extent of those deductions. Based upon its records, the Partnership believes that limited partners have received deductions for approximately the full original purchase price of their Units and, accordingly, that their basis in their Units for federal income tax purposes is most likely $0.

•	By accepting Bidders’ offer you will exchange cash, taxable as described above, for distributions from the Partnership that are partially shielded from federal income tax as a result of the 15% statutory depletion allowance. The Partnership’s distributions will continue to be partially tax shielded for the life of the Partnership’s wells, assuming no change in federal income tax laws. There is no tax shield with respect to amounts you would receive were you to accept Bidders’ offer.
(c) Intent to Tender.
     The executive officers and directors of the general partner, and affiliates of the Partnership, to the extent they hold Units, do not intend to tender their Units to Bidders in the Offer to Purchase.
Item 5. Persons/Assets, Retained, Employed, Compensated or Used
     Neither the Partnership, its General Partner, nor any person acting on behalf of the Partnership has employed, retained or agreed to compensate any person to make solicitations or recommendations to the Partnership’s limited partners concerning the Offer to Purchase.
Item 6. Interest in Securities of the Subject Company
     Neither the Partnership, its General Partner nor, to the best of their knowledge, any director, executive officer, affiliate or subsidiary or either of them, has effected any transaction in the Units during the past 60 days.

Item 7. Purpose of the Transaction and Plans or Proposals
     Neither the Partnership, the General Partner, nor any of their affiliates is undertaking or engaged in any negotiations in response to the Offer to Purchase which relate to or would result in (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership, (ii) any purchase, sale or transfer of a material amount of assets of the Partnership, (iii) any tender offer for or other acquisition of the Partnership’s securities by the Partnership, the General Partner or any other person, or (iv) any material change in the present distribution rate or policy, or indebtedness or capitalization of the Partnership.
     There are no transactions, resolutions of the Partnership, its General Partner or its General Partner’s Board of Directors, agreements in principle or signed contracts entered into in response to the Offer to Purchase that relate to one or more of the matters referred to in this Item 7.
Item 8. Additional Information.
          Not Applicable.
Item 9. Exhibits
(a)(i) Letter from the Partnership to its limited partners dated June 17, 2008.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 17, 2008	ATLAS AMERICA PUBLIC #9 LTD
	By:	Atlas Resources, LLC General Partner

	By:	/s/ Freddie Kotek
Chairman, President and Chief Executive Officer